SO 2/18/04

UF 2-11-04

[redacted]

04001977

SI ... S COMMISSION ... 549

SEC MAIL RECEIVED FEB - 9 2004 WASH. D.C. 158 SECTION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 53635

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: THE SECURITIES GROUP, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6465 NORTH QUAIL HOLLOW RD. SUITE 400
(No. and Street)

MEMPHIS	TN	38120
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MICHELLE TRAMMELL 901-369-7304
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WATKINS UIBERALL, PLLC
(Name – *if individual, state last, first, middle name*)

6584 POPLAR AVE STE 200	MEMPHIS	TN	38138
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED FEB 20 2004 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

JF

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michelle Trammell, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of The Securities Group, LLC, as of 12-31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

PATRICIA L. SNOW NOTARY PUBLIC AT LARGE SHELBY CO. TENN.

Expiration 10/6/2007

Michelle Trammell
Signature

President
Title

Patricia L. Snow
Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

THE SECURITIES GROUP, LLC

FINANCIAL STATEMENTS

December 31, 2003

TABLE OF CONTENTS

WATKINS UIBERALL

Watkins Uiberall, PLLC
Certified Public Accountants & Financial Advisors
Independent Member of BKR International

Sanford J. Blockman, CPA
David B. Jones, CPA, CFP
Steven H. Leib, CPA, PFS
David K. Palmer, CPA
Sherry S. Perry, CPA
Jeffrey L. Thomason, CPA
Michael D. Uiberall, CPA
B. Cobene Watkins, CPA, CMPA
William H. Watkins, Jr., CPA

INDEPENDENT AUDITOR'S REPORT

To the Members
The Securities Group, LLC
Memphis, Tennessee

We have audited the statement of financial condition of The Securities Group, LLC as of December 31, 2003 and the related statements of loss and changes in members' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The Securities Group, LLC at December 31, 2003, and the results of its operations and cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by Rule 17a–5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Watkins Uiberall, PLLC

Memphis, Tennessee
January 14, 2004

THE SECURITIES GROUP, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2003

Assets

Current Assets		
Cash and cash equivalents	$	18,392
Accounts receivable		15,000
Total current assets		33,392
Property and Equipment		
Office equipment		4,522
Less accumulated depreciation		(975)
Total property and equipment		3,547
Total Assets	$	36,939

Liabilities and Members' Equity

Current Liabilities		
Accounts payable	$	597
Members' Equity		36,342
Total Liabilities and Members' Equity	$	36,939

THE SECURITIES GROUP, LLC

STATEMENT OF INCOME AND CHANGES IN MEMBERS' EQUITY

For the Year Ended December 31, 2003

Revenue		
Commissions	$	386,750
Interest income		52
Total revenue		386,802
Expenses		
Employee compensation		315,825
Dues and subscriptions		119
Depreciation		975
Taxes and licenses		16,601
Postage		822
Printing, marketing and advertising		630
Legal and professional		20,090
Rent		6,000
Seminars and training		1,221
Telephone		6,293
Travel		4,852
Miscellaneous		1,692
Total expenses		375,120
Net income		11,682
Members' equity, beginning of year		24,660
Members' equity, end of year	$	36,342

The accompanying notes are an integral part of these financial statements.

THE SECURITIES GROUP, LLC

STATEMENT OF CASH FLOWS

For the Year Ended December 31, 2003

Cash Flows From (Used For) Operating Activities:	
Net income	$ 11,682
Adjustments to Reconcile Net Income (Loss) to Net Cash From (Used For) Operating Activities:	
Depreciation	975
Change in Operating Assets and Liabilities:	
Accounts receivable	15,000
Deposits	88
Accounts payable	597
Due to related party	(20,000)
Total adjustments	(3,340)
Net cash used for operating activities	8,342
Cash Flows From (Used For) Investing Activities:	
Purchases of property and equipment	(4,522)
Cash Flows From (Used For) Financing Activities:	
Payments on line of credit	(12,000)
Net increase in cash and cash equivalents	(8,180)
Cash and cash equivalents at beginning of the year	26,572
Cash and cash equivalents at end of the year	$ 18,392

The accompanying notes are an integral part of these financial statements.

THE SECURITIES GROUP, LLC

NOTES TO THE FINANCIAL STATEMENTS

December 31, 2003

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

The Securities Group, LLC (a Florida limited liability company, the "Company") began operations on August 1, 2001, and is a registered securities broker and dealer operating in the United States of America. The Company was organized to sell healthcare securities and shall have a perpetual existence, unless since terminated as provided in the *Operating Agreement*. The Company has a single class of members. Except as expressly provided in the *Operating Agreement*, no member shall be required under any circumstances to contribute or lend any money or property to the Company, beyond their initial capital contribution.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

Commission revenues and commission expenses are recorded on a trade date basis.

Concentrations and Credit Risks

The Company's credit risks primarily relate to cash and cash equivalents and accounts receivable. The Company maintains cash balances at a bank. Those accounts are insured by the Federal Deposit Insurance Corporation up to an aggregate of $100,000. Accounts receivable consists primarily of amounts due from clients throughout the Mid-South. The Company's management evaluates the collectibility of receivables and a reserve is not considered necessary.

Three customers accounted for 86% of the Company's commission revenues for the year ended December 31, 2003.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with maturity of three months or less to be cash and cash equivalents.

Property and Equipment

Office equipment is stated at cost and depreciated using the straight-line method over its estimated useful life of 5 years.

Income Taxes

No provision has been made for income taxes, as the results of operations are includible in the tax returns of the members.

NOTE 2 - RELATED PARTY TRANSACTIONS

The Company rents office space, furniture and equipment for $500 per month on a month-to-month basis from a company in which a member has an ownership interest. Total related party rent expense for the year ended December 31, 2003 was $6,000.

NOTE 3 - LINE OF CREDIT

The Company had a $25,000 open line of credit at a variable interest rate earlier in the year. The outstanding balance of $12,000 was paid during January of this year. The line of credit matured on March 8, 2003 and was not renewed.

NOTE 4 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3–1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2003, the Company had net capital of $32,795, which was $27,795 in excess of its required net capital of $5,000.

SUPPLEMENTAL INFORMATION

THE SECURITIES GROUP, LLC

SCHEDULE I – COMPUTATIONS OF NET CAPITAL UNDER RULES 15c3-1

December 31, 2003

Total Members' Equity	$ 36,342
Deductions	
Non–allowable assets	(3,547)
Net capital	32,795
Less: minimum dollars net capital requirement	(5,000)
Excess Net Capital	$ 27,795
Total Aggregate Indebtedness	$ 597
Percentage of Aggregate Indebtedness to Net Capital	2%
Percentage of debt to debt–equity total computed in accordance with Rule 15c3–1(d)	0.0%
Reconciliation with Company's computation (included in Part II of Form X–17A–5 as of December 31, 2003)	
Excess net capital, as reported in Company's Part II (unaudited) FOCUS report	$ 27,795
Net audit adjustments	-
Net capital per above	$ 27,795

See independent auditor's report

THE SECURITIES GROUP, LLC

SCHEDULE I – EXHIBIT I – SCHEDULE OF NON-ALLOWABLE ASSETS

December 31, 2003

Office equipment, net	$ 3,547

See independent auditor's report

WATKINS UIBERALL

Watkins Uiberall, PLLC
Certified Public Accountants & Financial Advisors
Independent Member of BKR International

Sanford J. Blockman, CPA
David B. Jones, CPA, CFP
Steven H. Leib, CPA, PFS
David K. Palmer, CPA
Sherry S. Perry, CPA
Jeffrey L. Thomason, CPA
Michael D. Uiberall, CPA
B. Cobene Watkins, CPA, CMPA
William H. Watkins, Jr., CPA

SUPPLEMENTARY REPORT OF INDEPENDENT ACCOUNTANTS UNDER SEC RULE 17a–5

To the Members of
The Securities Group, LLC
Memphis, Tennessee

In planning and performing our audit of the financial statements and supplemental schedules of The Securities Group, LLC as of December 31, 2003 and for the year then ended, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a–5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, that we considered relevant to the objectives stated in Rule 17a–5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a–3(a)(11) and the reserves required by rule 15c3-3(e).

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above– mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a–5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that procedures may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risks that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the SEC's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies which rely on Rule 17a–5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Memphis, Tennessee
January 14, 2004

Watkins Uiberall, PLLC